SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM N-8A
                   NOTIFICATION OF REGISTRATION FILED PURSUANT
              TO SECTION 8(A) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Separate Account VUL-6 of Transamerica Occidental Life Insurance Company

Address of Principal Business Office: 1150 South Olive Street
                                      Los Angeles, California 90015
Telephone Number:                     (213) 742-2111

Name and Address of Agent for Service of Process:

         James W. Dederer, Esq.
         Executive Vice President, General Counsel
         and Corporate Secretary
         Transamerica Occidental Life Insurance Company
         1150 South Olive Street
         Los Angeles, CA  90015

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

         Yes                        No X
              -------                 ------


Item 1. Separate Account VUL-6 of Transamerica Occidental Life Insurance Company

Item 2. Registrant was organized pursuant to the insurance laws of the state of Iowa pursuant to a June 11, 1996, resolution of the Board of Directors of Transamerica Occidental Life Insurance Company. The Separate Account will become operational after it's registration is declared effective.

Item 3. The Registrant is a separate account of a life insurance company.

Item 4. The Registrant is a unit investment trust.

Item 5. Not applicable. The Registrant is not a management company.

Item 6. Not applicable. The Registrant is a unit investment trust and no entity serves it as an investment adviser as that term is defined in Section 2(a)(20) of the Investment Company Act of 1940.

Item 7. Not applicable. The Registrant is a unit investment trust and has no Board of Directors or officers.

Item 8 (a). As a separate account of a life insurance company the Registrant is an unincorporated entity and does not have a Board of Directors. There is no sponsor of the Registrant. Transamerica Occidental Life Insurance Company, 1150 South Olive Street, Los Angeles, California 90015, serves as the "depositor" of the Registrant as that word is defined in the proposed Form N-6 contained in Release No. 33-7514; IC-23066.

Item 8 (b). The names and addresses of the officers and directors of Transamerica Occidental Life Insurance are incorporated by reference to the latest Form N-4 (Item 25 of part C) for the Dreyfus/Transamerica Triple Advantage Variable Annuity, and for Separate Account VA-2L of Transamerica Occidental Life Insurance Company Post-Effective Amendment No. 17, filed April 27, 2001, File No. 333-49998).

Item 8 (c). Not applicable. The Registrant has no trustee or custodian.

Item 9(a). No. The Registrant is not currently issuing or offering its securities.

Item 9(b). Not applicable.

Item 9 (c). Registrant proposes to make a public offering of its securities upon registration.

Item 9 (d). No. The Registrant does not have securities currently issued and outstanding.

Item 9 (e). Not applicable.

Item 10. Not applicable. The Registrant currently has no assets.

Item 11. No. The Registrant does not intend to apply for a license to operate as a small business investment company.

Item 12. Not applicable.

                                   SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, Registrant has caused this notification of registration to be duly signed on behalf of Registrant in the City of Los Angeles and the state of California on the 19th day of October, 2001

Separate Account VUL-6 of Transamerica Occidental Life Insurance Company (Registrant)

By:     /s/ David M. Goldstein
         David M. Goldstein, Vice President
         Transamerica Occidental Life Insurance Company


Attest: /s/Gina Grusman
         Gina Grusman, SEC Filing Coordinator